

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170266

DIVISION OF
CORPORATION FINANCE

March 10, 2017

Sean Edgett
Twitter, Inc.
sedgett@twitter.com

Re: Twitter, Inc.
Incoming letter dated January 20, 2017

Dear Mr. Edgett:

This is in response to your letter dated January 20, 2017 concerning the shareholder proposal submitted to Twitter by James McRitchie and Steffen Sauerteig. We also have received a letter from James McRitchie dated February 1, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: James McRitchie
jm@corpgov.net

March 10, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Twitter, Inc.
Incoming letter dated January 20, 2017

The proposal requests that the company engage consultants with significant experience in corporate governance, preferably including conversion of companies to cooperatives or employee ownership, to prepare a report on the nature and feasibility of selling the platform to its users via cooperative or similar structure with broad-based ownership and accountability mechanisms.

We are unable to concur in your view that Twitter may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We are also unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Twitter may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Twitter may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Twitter may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

February 1, 2017

Re: Twitter, Inc
Shareholder Proposal of James McRitchie and Steffen Sauerteig
SEC Rule 14a-8

To Whom It May Concern:

This is in response to the January 20, 2017 letter submitted to the Securities and Exchange Commission (SEC) on behalf of Twitter, Inc. ("Twitter" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes our shareholder proposal (the "Proposal") from its proxy statement for the 2017 annual meeting.

Because the Company has failed to demonstrate our proposal is false and misleading, as defined by Rule 14a-8(i)(3) or deals with ordinary business operations, as defined by Rule 14a-8(i)(7), the Proposal may not be excluded under either rule.

Rule 14a-8(i)(3)

The Company argues the Proposal is vague and indefinite because (i) it does not define "users," "the platform," "cooperative," "similar," "structure," "broad-based," "ownership," "accountability," or the word "mechanisms" and (ii) it contains a false and misleading statement that implies that Twitter users who currently hold shares cannot be co-owners of the Company.

(i) Twitter and shareholders voting on the Proposal can easily apply the plain English interpretation of the above terms. Twitter appears to have a good grip on the various subcategories of users and the platform, as evidenced in their letter by their discussion of those terms. Our use encompasses all of the subcategories listed and described by Twitter. Other terms are equally clear and can easily be interpreted broadly by both Twitter and shareholders using Standard English definitions.

(ii) Twitter asserts the Proposal "contains a materially false and misleading statement about the ability of Twitter users to own shares of the Company." The Proposal suggests a report to explore a potential new corporate form for Twitter. The possibility of allowing users to buy in as co-owners through a cooperative or similar corporate structure does not preclude the fact, in Twitter's words, that "a Twitter user who currently holders [sic] shares" is also a co-owner. We understand the fact that "[m]any Twitter users are already be [sic] shareholders of record, and others are beneficial owners of shares that are held in 'street name.'" One statement does not imply the other is untrue.

The Company has not met the burden of proof required by Rule 14a-8(g).

Rule 14a-8(i)(7)

As Twitter correctly points out, the ordinary business exclusion rests on the following two central considerations:

> The first is that certain tasks are 'so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.'
>
> The second consideration relates to "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A report on the feasibility of selling the Twitter platform to its users via a cooperative or other structure is not "ordinary business." Researching a report is not running a company and is not "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." Researching and writing a report does not preclude management's ability to run the Company.

With regard to micro-management, of the variety contemplated by the SEC, the proposed report is on a subject that is anything but micro-management. Instead, it seeks an investigation into the best fundamental corporate structure of the business. Nothing could be further from micro-management.

The Company has not met the burden of proof required by Rule 14a-8(g).

Conclusion

Based on the facts, as stated above, Twitter has not met the burden of demonstrating objectively that the Proposal is false or misleading or that it deals with ordinary business operations. The SEC must therefore conclude it is unable concur that Twitter may exclude the Proposal under Rule 14a-8(i)(3) or Rule 14a-8(i)(7).

Sincerely, 

James McRitchie
Shareholder Advocate

cc: Sean Edgett, Twitter, Inc. <sedgett@twitter.com>
Steffen Sauerteig, Twitter Shareholder



January 20, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Twitter, Inc.
Shareholder Proposal of James McRitchie and Steffen Sauerteig

Dear Ladies and Gentlemen:

On behalf of Twitter, Inc. ("***Twitter***" or the "***Company***"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from its proxy materials (the "***2017 Proxy Materials***") for its 2017 annual meeting of stockholders ("***2017 Annual Meeting***") a shareholder proposal (the "***Proposal***") and statement in support thereof (the "***Supporting Statement***") received from James McRitchie and Steffen Sauerteig (collectively, the "***Proponent***"). We also request confirmation that the staff of the Division of Corporation Finance (the "***Staff***") will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2017 Proxy Materials for the reasons discussed below.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent, as notice of the Company's intention to exclude the Proposal from the 2017 Proxy Materials. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax to the Company only. Also pursuant to Rule 14a-8(j), this letter is being filed no later than 80 calendar days before the Company files its definitive 2017 Proxy Materials with the Commission.

Furthermore, Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the Company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

THE PROPOSAL

On December 16, 2016, the Company received from the Proponent a letter dated December 16, 2016, which contained the Proposal and Supporting Statement. A copy of the Proposal and Supporting Statement and the Proponent's cover letter submitting the Proposal are attached hereto as Exhibit A. We have also included all relevant correspondence with the Proponent regarding the Proposal.

The text of the resolution contained in the Proposal reads as follows:

Proposal 3 – Exit to Democratic User Ownership

> RESOLVED: Stockholders request that Twitter, Inc. engage consultants with significant experience in corporate governance, preferably including conversion of companies to cooperatives or employee ownership, to prepare a report on the nature and feasibility of selling the platform to its users via a cooperative or similar structure with broad-based ownership and accountability mechanisms. The requested report shall be available to stockholders and investors by October 1, 2017, prepared at reasonable cost and omitting proprietary information.

BASIS FOR EXCLUDING THE PROPOSAL

As discussed more fully below, the Company requests that the Staff concur in its view that it may omit the Proposal from its 2017 Proxy Materials in reliance on:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be materially false and misleading; and

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

(a) *The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite So as to Be Materially False and Misleading*

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that vague and indefinite proposals are inherently misleading and therefore excludable pursuant to Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Section B.4. of Staff Legal Bulletin No. 14B (CF) (Sep. 15, 2004). See also *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

(i) *The Proposal is Impermissibly Vague and Indefinite Because It Fails to Define or Explain Several Key Terms*

The Staff has repeatedly concurred with the exclusion of shareholder proposals with vague terms or ambiguous references where shareholders would not know with any certainty what they are voting for or against. See *Morgan Stanley* (avail. Mar. 12, 2013) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that referenced "an extraordinary transaction resulting in the separation of one or more businesses" where the company argued that it was unclear whether the proposal was meant to include an extraordinary transaction, the separation of one or more businesses that may not be an extraordinary transaction, or both);

Bank of America Corp. (avail. Mar. 12, 2013) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that requested the formation of a committee to explore "extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of [the company's] businesses" where, in applying the proposal to the company, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with exclusion of a proposal under predecessor Rule 14a-8(c)(3) where a company and its shareholders might interpret the meaning and application of several terms within the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

Here, the Proposal requests that the Company explore a possible sale of "the platform to [Twitter] users via a cooperative or similar structure with broad-based ownership and accountability mechanisms." It is necessary to know exactly what each word used in the Proposal means in order to form an appropriate understanding of the merits and application of the Proposal. As discussed further below, even the slightest changes as to who will be counted as a "Twitter user" and at what point that determination will take place will significantly alter the nature and meaning of the Proposal. Further, shareholders must be able to know with certainty to what "the platform" refers and which structures will be deemed a "cooperative or similar structure." In *The Boeing Co.* (avail. Jan. 28, 2011, recon. granted Mar. 2, 2011), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(3) that did not sufficiently explain the meaning of "executive pay rights;" similarly, in *AT&T Inc.* (avail. Feb. 16, 2010, recon. denied Mar. 2, 2010), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(3) that requested a report on political contributions and payments used for "grassroots lobbying communications" without defining the phrase. See also *Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that requested a "Glass Ceiling Commission Report" without defining the phrase); and *General Electric Co.* (avail. Jan. 23, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that failed to define the term "benefits" or clarify how to measure "salaries and benefits" in regards to officer and director compensation). Here, the entire first sentence of the Proposal contains key terms that are left undefined and unexplained. As such, the Proposal is vague and indefinite because shareholders will not know with any certainty what they are being asked to consider from the text of the Proposal. The Proposal, both on its own and taken together with the Supporting Statement, leads to a number of ambiguities and internal inconsistencies that cannot be remedied.

First, both the Proposal and the Supporting Statement use the term "users" without any clear explanation of which persons that term intends to capture. The term is subject to several varying interpretations that drastically impact the effect of the Proposal. The Company has presented various definitions and metrics in its periodic reports and other filings with the Commission and other public releases to measure its large global audience, including, but not limited to:

(1) logged-in users, such as (i) Monthly Active Users, or MAUs, which it defines as "users who logged in or were otherwise authenticated and accessed Twitter through the Company's website, mobile website, desktop or mobile applications, SMS or registered third-party applications or website in the 30-day period ending on the date of measurement," (ii) Daily Active Users, or DAUs, which it defines as "users who logged

in or were otherwise authenticated and accessed Twitter through the Company's website, mobile website or mobile applications on any given day" or (iii) inactive users, who are logged-in users who have signed up for an account but who have not actively used Twitter on any given measurement period;

(2) logged-out users of Twitter who are able to access content on Twitter without logging in or otherwise being authenticated; and

(3) syndicated audience users (e.g., users who are neither logged-in or logged-out users, but see our content through syndication in news stories and other apps).

Depending on the interpretation of what the Proposal and Supporting Statement mean by "users," that could mean the Company's MAUs which represented more than 317 million users in the three months ended September 30, 2016 or it could mean logged-out users and those users who are seeing syndicated Twitter content, which represent more than 1 billion people. Determining what is meant by "users" is complicated by the fact that (1) Twitter treats multiple accounts held by a single person or organization as multiple users for purposes of calculating the number of users, (2) accounts used by organizations are used by many people within the organization which Twitter does not track and (3) certain applications automatically contact our servers for regular updates with no discernable user action involved. Thus, the term "users" can signify a variety of different meanings, including logged-in users (such as MAUs, DAUs, or inactive users), logged-out users, syndicated audience users, any combination of these groups, and a host of other possible interpretations.

Further, it is unclear from the Proposal when the determination of which persons constitute "users" is intended to be made. "Users" could be measured as of the date the Proposal is included in the 2017 Proxy Materials, the date of the 2017 Annual Meeting, the date by which the requested report must be completed, or an uncertain future date after the completion of the report. An individual's usage of Twitter can vary over time, including on a daily and monthly basis as illustrated by the DAU and MAU metrics. It is unclear whether the Proponent wishes to sell "the platform" to individuals captured by those metrics despite the fact that an individual may fall within those categories at any particular time and then later fall outside those categories due to decreased usage. The same issue applies to broader interpretations of which individuals would count as "Twitter users." To the extent an individual engages in one or more of the user behaviors not monitored by the Company in either of the above metrics, such as sharing a Tweet outside of Twitter products or participating in a social movement catalyzed by Twitter, it is unclear for how long that person would be considered a "user" for purposes of the Proposal. It remains unclear whether the Proponent intends that a user who has been active for a long time but is presently inactive should be excluded from the definition, or whether users who are momentarily active but may not remain active going forward should be included in the definition. Neither the Proposal nor the Supporting Statement offers guidance on the determination of which individuals constitute Twitter "users," and inevitably shareholders will come to their own conclusions as to the appropriate timeframe for measuring users.

In addition to the term "users," the Proposal contains several other terms that are open to many differing interpretations. For example, the Proposal refers to "selling the platform" but does not explain what it means by "the platform." As in *Morgan Stanley*, discussed above, there is a clear difference between the language used in the Proposal and language referring specifically to a sale of the Company – if the Proponent intended to suggest the sale of the Company, presumably the Proposal would have specifically referred to this. The term "platform" has a variety of meanings, and the Company itself has used the term in a variety of ways when describing its business, products and services. The Company has used the term "platform" in multiple instances in its periodic reports and other filings with the Commission and other public releases, including in reference to: Twitter as a "global platform for public self-expression;" various developer platforms, part of which it sold since the Proposal; various advertiser platforms; various creator platforms; various audience platforms; various publisher platforms; the Company's mobile platform; and the Company's desktop platform. Thus, "platform" could have one of numerous meanings ranging from a broader philosophical concept to the assets or properties of the Company to specific products or services offered by the Company. In addition to these varying uses, the term "platform" is used in myriad ways, not only in common conversation, but also by numerous other companies to refer to varying different concepts, products and services. The Proposal offers no guidance as to which definition of the term was intended by the Proponent.

Moreover, it is unclear what is meant by the term "cooperative" and unclear which structures would be considered "similar" to a cooperative. It is also unclear what the phrase "with broad-based ownership and accountability mechanisms" signifies—the Proposal does not refer to any concrete features or mechanisms of the structure contemplated by the Proponent. In addition, it is unclear whether such phrase is meant to apply the general descriptions of "broad-based ownership" and "accountability mechanisms" both to the "cooperative" and "similar structure" portions of the first sentence, or whether the phrase is meant to modify only the "similar structure" portion in order to align it with the ambiguous term "cooperative." Without additional guidance, shareholders could not be expected to understand with any reasonable degree of certainty what the Proposal requires, and the Company could not be expected to know with any reasonable degree of certainty what action is expected of it in order to implement the Proposal.

The Supporting Statement also references several companies with their own unique ownership structures, including the Green Bay Packers, REI, and the Associated Press. In connection with the offering of its securities, Green Bay Packers, Inc. stated that it is "virtually impossible for anyone to realize a profit on a purchase of common stock or even to recoup the amount initially paid to acquire such common stock."[1] This structure conflicts with the assertions in the Supporting Statement that a community-owned Twitter can "ensure a fairer return for the company's existing investors than other options," which existing investors includes current Twitter users. REI, by contrast, has a cooperative structure that is based on members paying $20 for a lifetime membership to join and receiving a portion of the cooperative's profits each year based on a percentage of their eligible purchases.[2] Under this structure, it is unclear whether the members of a community-owned Twitter would be individuals who tweet without paying to do so, or the paying advertisers who are more similar

---

[1] 2011 Offering Document of Green Bay Packers, Inc. available at: http://media.broadridge.com/documents/GBP+2011+Offering+Document.pdf (last checked Jan. 20, 2017).

[2] REI Company Overview available at: https://www.rei.com/about-rei/business.html (last checked Jan. 20, 2017).

to the purchasers of goods from REI. Further, the Associated Press is a non-profit cooperative owned by its contributing newspapers and radio and television stations, many of which are themselves corporate entities or owned as part of a conglomerate. Again, it is unclear how any of these structures lead to results that are consistent with the assertions in the Supporting Statement that users in a community-owned Twitter "can realize Twitter's potential value", that a community owned Twitter could "result in new and reliable revenue streams," or can "ensure a fairer return to the company's existing investors than other options." In addition, the drastically different structures adopted by these three examples further highlights the vague and indefinite nature of the Proposal as shareholders will not know with any certainty what structures are being proposed.

Shareholders are entitled to know, with precision, the matters on which they are asked to vote and the Company should know how to implement the proposal if approved. When key terms in a proposal are vague or undefined, the possibility exists for a company and shareholders to have diverging interpretations of these terms. As with the previously cited examples of shareholder proposals centered on vague terms, the Company's shareholders would be unable to determine what they were being asked to vote upon and the Company would not know how to implement the Proposal, if adopted, when considering only the information contained in the Proposal and Supporting Statement. We believe both the shareholders and the Company would lack an understanding of which Twitter "users" and what "platform" would be the subject of the requested report, what type of alternative "cooperative or similar structure" would be contemplated by the requested report, and what type of "broad-based ownership" and "accountability mechanisms" would be reflected in the requested report. Indeed, unlike those proposals centered on a single vague term, the Proposal includes multiple key terms that are left undefined and unexplained. Inevitably, shareholders voting on the Proposal will reach a variety of conclusions regarding the definition of each of these terms and as such any action ultimately taken by the Company to implement the Proposal could be significantly different from the actions envisioned by shareholders. Because the Proposal fails to provide shareholders with the information necessary to understand these terms, the Proposal is vague and misleading, and thus excludable in its entirety under Rule 14a-8(i)(3).

(ii) *The Proposal Contains a Materially False and Misleading Statement About the Ability of Twitter Users to Own Shares of the Company*

The Staff has previously allowed the exclusion of an entire proposal that contains false and misleading statements where the false or misleading statement speaks to the proposal's fundamental premise. For example, in *General Electric Co.* (avail. Jan. 6, 2009) the proposal repeatedly referenced "withheld" votes, falsely asserting that shareholders could withhold their votes from director candidates on the company's proxy card. Because the proposal contained this false assertion, the Staff concurred that the submission was based upon a false premise that made it materially misleading to shareholders and was excludable under Rule 14a-8(i)(3). Likewise, in 2007, the Staff permitted a number of companies to exclude shareholder proposals requesting the adoption of a policy allowing shareholders at each annual meeting to vote on an advisory resolution to approve a compensation committee report disclosed in the proxy statement where such report was no longer required because the proposals created the false implication that shareholders would be voting on executive compensation. See, e.g., *Energy East Corp.* (avail. Feb. 12, 2007); *The Bear Stearns Cos. Inc.* (avail. Jan. 30, 2007). See also *State Street Corp.* (avail. Mar. 1, 2005) (concurring with the exclusion of a proposal under

Rule 14a-8(i)(3) that purported to request shareholder action under a section of state law that was not applicable to the company).

The Proposal and Supporting Statement are false and misleading in their premise because they imply that Twitter users cannot currently own shares of the Company. The Supporting Statement states "[a] community-owned Twitter could result in new and reliable revenue streams, since we, as users, could buy in as co-owners, with a stake in the platform's success." The logical inference from this statement is that without a community-owned Twitter, users *cannot* buy in as co-owners. As the Company's common stock is publicly traded on the New York Stock Exchange, there currently exists a robust market for shares of the Company. In fact, on the date the Proposal was submitted, a total of 14,241,736 shares of the Company's common stock were traded.[3] The statement that Twitter users "could buy in as co-owners" is fundamentally misleading because it gives the impression that a Twitter user who currently holders shares is not a "co-owner" of the Company, when that is exactly the effect of holding a share of common stock of the Company. Many Twitter users are already be shareholders of record, and others are beneficial owners of shares that are held in "street name." Owners of shares of common stock of the Company have voting and other rights and can exercise those rights to exert a proportional amount of control over the Company. Further, they share in the success of Twitter to the extent the Company's stock price increases. As in *General Electric Co.*, the Supporting Statement uses phrasing that is materially misleading when viewed together with the Proposal.

This statement makes the Proposal and Supporting Statement so fundamentally misleading that it would "require detailed and extensive editing in order to bring [the Proposal and Supporting Statement] into compliance with the proxy rules." Staff Legal Bulletin No. 14 (CF) (July 13, 2001). As such, the Company is of the view that the entirety of the Proposal and Supporting Statement may properly be excluded under Rule 14a-8(i)(3) as they are so vague and indefinite as to be materially false or misleading.

(b) *The Proposal May Be Omitted In Reliance On Rule 14a-8(i)(7), As It Relates To The Company's Ordinary Business Operations*

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Exchange Act Release No. 40018* (May 21, 1998) (the ***"1998 Release")***. In the 1998 Release, the Commission described two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to

[3] Figure according to Google Finance, available at: https://www.google.com/finance/historical?q=NYSE%3ATWTR&ei=Vjp1WOnFFZXg2Aazh654 (last checked: Jan. 20, 2017).

make an informed judgment." *Id*. (footnote omitted). Further, Exchange Act Release No. 20091 (Aug. 16, 1983) provides that, in evaluating proposals requesting issuers to prepare reports on specific aspects of their business, the Staff will consider "whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable under [predecessor] Rule 14a-8(c)(7)."

The Company's omission of the Proposal in reliance on Rule 14a-8(i)(7) is consistent with the Staff's longstanding position regarding the omission of proposals that relate to ordinary business matters through a request that a company divest specific business units or otherwise engage in transactions that do not rise to the level of an extraordinary transaction.

In *Morgan Stanley* (avail. Mar. 12, 2013), discussed above and allowed to be excluded on grounds of vagueness, the company noted that the proposed "separation of one or more businesses" was different than a request for the sale of the entire company. It was further noted that had the proposal meant to apply to a sale of the entire company, it would have referred to the entire company. Here, the Proposal requests a report on "the nature and feasibility of selling the *platform* to its users" (emphasis added). Had the Proposal meant to refer to a sale of the Company, the Proposal would have used such language rather than specifically calling out a sale of the platform.

As discussed above, it is unclear what exactly is meant by the Proponent's use of the term "platform" throughout the Proposal and the Supporting Statement. As also noted above, the Company uses the term platform in a variety of contexts to refer to a multitude of different platforms (such as its platform for public self-expression, developer platform (part of which has been sold since the Proposal), advertiser platform, creator platform, audience platform, publisher platform, mobile platform and desktop platform), products and services. Here, the sale of the "platform" could refer to the sale of something as limited as a particular platform, product or service. The Company often uses the term "platform" to refer to a product, service or property of the Company, the sale of which would certainly not rise to the level of an extraordinary transaction. The decision of whether to sell any one of such platforms is a business decision that should be made by the Board and involves matters of a complex nature upon which shareholders, as a whole, would not be in a position to make an informed judgment. The Staff has concurred with the exclusion of proposals where shareholders would be asked to approve transactions that do not rise to the level of extraordinary transactions. See, e.g., *PPL Corp.* (avail. Mar. 11, 2015) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) while noting that "some of the items that shareholders would be asked to approve relate to PPL's ordinary business operations"); *General Electric Co.* (avail. Jan. 22, 2001) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) while noting that the proposal relates to ordinary business operations such as "the disposition of a business or assets not related to GE's core products and services"). Because it is unclear which, if any, of the possible uses of the term "platform" discussed above would rise to the level of an extraordinary transaction, many of the possible interpretations of the Proposal would involve shareholders approving an ordinary business transaction.

The Company's omission of the Proposal in reliance on Rule 14a-8(i)(7) is consistent with the Staff's clear positions regarding the omission of proposals that relate to ordinary business matters rather than extraordinary transactions. Accordingly, it is the Company's view that it may properly omit the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(7).

CONCLUSION

For the reasons discussed above, the Company believes that it may omit the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(7). We request the Staff's concurrence in our view or, alternatively, confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (415) 222-9670 ext. 1363. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at sedgett@twitter.com.

Very truly yours,

TWITTER, INC.



Sean Edgett

Enclosures

cc: Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, Professional Corporation
James McRitchie, jm@corpgov.net

Exhibit A

Proposal and Supporting Statement

[TWTR – Rule 14a-8 Proposal, December 16, 2016]
Proposal 3 – Exit to Democratic User Ownership

As Twitter users and stockholders, we see how vital the platform is for global media. We are among millions of users that value Twitter as a platform for democratic voice. And in 2016, we've seen Twitter's future in the balance, from challenges of hate speech and abuse to the prospect of a buyout.

That is why we want the company to consider more fully aligning its future with those whose participation make it so valuable: its users. As of today, 3,300 individuals signed a petition at http://wearetwitter.global urging Twitter to build democratic user ownership.

For successful enterprises like the Green Bay Packers, REI, and the Associated Press, their popularity, resilience, and profitability is a result of their ownership structure. Examples of online companies include successful startups like Managed by Q, which allocates equity to office cleaners, and Stocksy United, a stock-photo platform owned by its photographers.

We believe these models point the way forward for Twitter, Inc., overcoming challenges to thrive as a cooperative platform.

A community-owned Twitter could result in new and reliable revenue streams, since we, as users, could buy in as co-owners, with a stake in the platform's success. Without the short-term pressure of the stock markets, we can realize Twitter's potential value, which the current business model has struggled to do for many years. We could set more transparent, accountable rules for handling abuse. We could re-open the platform's data to spur innovation. Overall, we'd all be invested in Twitter's success and sustainability. Such a conversion could also ensure a fairer return for the company's existing investors than other options. Therefore,

RESOLVED: Stockholders request that Twitter, Inc. engage consultants with significant experience in corporate governance, preferably including conversion of companies to cooperatives or employee ownership, to prepare a report on the nature and feasibility of selling the platform to its users via a cooperative or similar structure with broad-based ownership and accountability mechanisms. The requested report shall be available to stockholders and investors by October 1, 2017, prepared at reasonable cost and omitting proprietary information.

Vote for Exit to Democratic User Ownership – Proposal [3*]

Steffen Sauerteig

FISMA & OMB MEMORANDUM M-07-16

Twitter, Inc.
Attention: Secretary
1355 Market Street, Suite 900
San Francisco, California 94103

Dear Corporate Secretary,

Enclosed, please find a shareholder proposal requesting a feasibility report on corporate restructuring.

As the beneficial owners of more than $2,000 worth of shares of Twitter, Inc's common stock held for more than one year, James McRitchie and Steffen Sauerteig are co-filing this proposal, Mr. McRitchie will be the lead filer and primary contact. I hereby deputize Mr. McRitchie to act on my behalf in any and all negotiations concerning the proposal. All communication should be sent to jm@corpgov.net or ***FISMA & OMB MEMORANDUM M-07-16*** ***FISMA & OMB MEMORANDUM M-07-16***

As required by Rule 14a-8, both James McRitchie and Steffen Sauerteig have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholder's meeting. Proof of ownership will follow. Mr. McRitchie will send a representative to the annual meeting to present this proposal.

Please note that "Proposal 3*" is a placeholder for the proposal number to be assigned by the company, and that the title of the proposal and closing call to action are part of the proposal

Please identify Mr. McRitchie exclusively as the lead filer of the proposal and Steffen Sauerteig as a co-filer.

Your consideration and the consideration of the Board of Directors is appreciated in support of the proposal. Please acknowledge receipt of our proposal promptly by email to jm@corpgov.net. and t@eboy.com.

Sincerely,



Steffen Sauerteig

December 16, 2016

Date

cc: James McRitchie

James McRitchie

FISMA & OMB MEMORANDUM M-07-16

Twitter, Inc.
Attention: Secretary
1355 Market Street, Suite 900
San Francisco, California 94103

Dear Corporate Secretary,

Enclosed, please find a shareholder proposal requesting a feasibility report on corporate restructuring.

As the beneficial owners of more than $2,000 worth of shares of Twitter, Inc's common stock held for more than one year, James McRitchie and Steffen Sauerteig are co-filing this proposal, Mr. McRitchie will be the lead filer and primary contact. All communication should be sent to jm@corpgov.net or the address listed at the top of the letter.

As required by Rule 14a-8, James McRitchie and Steffen Sauerteig have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholder's meeting. Proof of ownership will follow. One of the co-filers will send a representative to the annual meeting to present this proposal.

Please note that "Proposal 3*" is a placeholder for the proposal number to be assigned by the company, and that the title of the proposal and closing call to action are part of the proposal

Please identify me exclusively as the lead filer of the proposal and Steffen Sauerteig as a co-filer.

Your consideration and the consideration of the Board of Directors is appreciated in support of the proposal. Please acknowledge receipt of my proposal promptly by email to jm@corpgov.net.

Sincerely,



James McRitchie

December 16, 2016

Date

cc: Steffen Sauerteig



December 22, 2016

Via Electronic Mail and Federal Express

James McRitchie
FISMA & OMB MEMORANDUM M-07-16
Email: jm@corpgov.net

Re: Shareholder Proposal

Dear Mr. McRitchie:

On December 16, 2016, Twitter, Inc. ("Twitter") received a stockholder proposal related to a feasibility report on corporate restructuring (the "Proposal") from you and Steffen Sauerteig as co-filers for inclusion in Twitter's proxy materials for its 2017 Annual Meeting of Stockholders (the "2017 Annual Meeting").

As set forth below, the Proposal contains certain procedural deficiencies that, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), we are required to bring to your attention.

Rule 14a-8(b) provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the meeting for at least one year as of the date that the proposal was submitted. Twitter's records do not indicate that you are the record owner of a sufficient number of shares of Twitter's common stock to satisfy this requirement. In addition, to date Twitter has not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to Twitter.

To remedy this defect, you must submit sufficient proof that you have continuously held at least $2,000 in market value, or 1%, of Twitter's securities entitled to be voted on the Proposal at the 2017 Annual Meeting for the entire one-year period preceding and including December 16, 2016. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank that is a Depository Trust Company ("DTC") participant) verifying that, as of the date that the Proposal was submitted, you continuously held the requisite number of shares of Twitter's common stock for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares of Twitter's common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period as of the date of that statement.

For your reference, a copy of Rule 14a-8 and a copy of SLB 14 are enclosed.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation

Finance (the "SEC Staff") has published Staff Legal Bulletin No. 14F ("SLB 14F") and Staff Legal Bulletin No. 14G ("SLB 14G"). In SLB 14F, the SEC Staff stated that only brokers or banks that are DTC participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your securities are held. If you are not certain whether your broker or bank is a DTC participant, you may check DTC's participant list, which is currently available on the Internet at http://dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf.

If the broker or bank that holds your securities is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to find out who this DTC participant is by asking the applicable broker or bank. If the DTC participant knows the holdings of the applicable broker or bank, but does not know individual holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time that the Proposal was submitted, the required amount of securities were continuously held by you for at least one year—one from the applicable broker or bank confirming the required ownership, and the other from the DTC participant confirming the broker or bank's ownership. Please see the enclosed a copy of each of SLB 14F and SLB 14G for further information.

For the Proposal to be eligible for inclusion in Twitter's proxy materials for the 2017 Annual Meeting, the SEC's rules require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date that you receive this letter. Please address any response to me at 1355 Market Street, Suite 900, San Francisco, California 94103. Alternatively, you may transmit any response by email to me at sedgett@twitter.com. If we do not receive the necessary proof of ownership, we will submit a no-action request to the SEC indicating that Twitter does not intend to include the Proposal in its proxy materials for the 2017 Annual Meeting.

Twitter reserves the right to submit a no-action request to exclude the Proposal on other grounds should you remedy the procedural defects in the submission of the Proposal.

If you have any questions with respect to the foregoing, please contact me. Thank you for your interest in Twitter.

Very truly yours,

TWITTER, INC.



Sean Edgett
Vice President, Legal

Enclosures

cc: Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, Professional Corporation

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to “you” are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word “proposal” as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the “record” holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (*i*)(1):

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (*i*)(2):

We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (*i*)(9):

A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (*i*)(10):

A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a “say-on-pay vote”) or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

Division of Corporation Finance: Staff Legal Bulletin No. 14

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

Note: *This bulletin is also available in MS Word and PDF (Adobe Acrobat) formats for ease in printing.*

Download Staff Legal Bulletin 14 (Word) now (file size: approx. 239 KB)

Download Staff Legal Bulletin 14 (PDF) now (file size: approx. 425 KB)

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate

our review of no-action requests.

Because the substance of each proposal and no-action request differs, this bulletin primarily addresses procedural matters that are common to companies and shareholders. However, we also discuss some substantive matters that are of interest to companies and shareholders alike.

We structured this bulletin in a question and answer format so that it is easier to understand and we can more easily respond to inquiries regarding its contents. The references to "we," "our" and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Release No. 34-40018, dated May 21, 1998, which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm.

B. Rule 14a-8 and the no-action process

1. What is rule 14a-8?

Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves. The rule generally requires the company to include the proposal unless the shareholder has not complied with the rule's procedural requirements or the proposal falls within one of the 13 substantive bases for exclusion described in the table below.

Substantive Basis	**Description**
Rule 14a-8(i)(1)	The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.
Rule 14a-8(i)(2)	The proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.
Rule 14a-8(i)(3)	The proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
Rule 14a-8(i)(4)	The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.
Rule 14a-8(i)(5)	The proposal relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.

Rule 14a-8(i)(6)	The company would lack the power or authority to implement the proposal.
Rule 14a-8(i)(7)	The proposal deals with a matter relating to the company's ordinary business operations.
Rule 14a-8(i)(8)	The proposal relates to an election for membership on the company's board of directors or analogous governing body.
Rule 14a-8(i)(9)	The proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
Rule 14a-8(i)(10)	The company has already substantially implemented the proposal.
Rule 14a-8(i)(11)	The proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting.
Rule 14a-8(i)(12)	The proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within a specified time frame and did not receive a specified percentage of the vote. Please refer to questions and answers F.2, F.3 and F.4 for more complete descriptions of this basis.
Rule 14a-8(i)(13)	The proposal relates to specific amounts of cash or stock dividends.

2. How does rule 14a-8 operate?

The rule operates as follows:

- the shareholder must provide a copy of his or her proposal to the company by the deadline imposed by the rule;
- if the company intends to exclude the proposal from its proxy materials, it must submit its reason(s) for doing so to the Commission and simultaneously provide the shareholder with a copy of that submission. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;
- the shareholder may, but is not required to, submit a reply to us with a copy to the company; and
- we issue a no-action response that either concurs or does not concur in the company's view regarding exclusion of the proposal.

3. What are the deadlines contained in rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines.

120 days before the release date disclosed in the previous year's proxy statement	Proposals for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the release date of the previous year's annual meeting proxy statement. Both the release date and the deadline for receiving rule 14a-8 proposals for the next annual meeting should be identified in that proxy statement.
14-day notice of defect (s)/response to notice of defect(s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.
80 days before the company files its definitive proxy statement and form of proxy	If a company intends to exclude a proposal from its proxy materials, it must submit its no-action request to the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless it demonstrates "good cause" for missing the deadline. In addition, a company must simultaneously provide the shareholder with a copy of its no-action request.
30 days before the company files its definitive proxy statement and form of proxy	If a proposal appears in a company's proxy materials, the company may elect to include its reasons as to why shareholders should vote against the proposal. This statement of reasons for voting against the proposal is commonly referred to as a statement in opposition. Except as explained in the box immediately below, the company is required to provide the shareholder with a copy of its statement in opposition no later than 30 calendar days before it files its definitive proxy statement and form of proxy.
Five days after the company has received a revised proposal	If our no-action response provides for shareholder revision to the proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, the company must provide the shareholder with a copy of its statement in opposition no later than five calendar days after it receives a copy of the revised proposal.

In addition to the specific deadlines in rule 14a-8, our informal procedures often rely on timely action. For example, if our no-action response requires that the shareholder revise the proposal or supporting statement, our response will afford the shareholder seven calendar days from the date of receiving our response to provide the company with the revisions. In this regard, please refer to questions and answers B.12.a and B.12.b.

4. What is our role in the no-action process?

Our role begins when we receive a no-action request from a company. In these no-action requests, companies often assert that a proposal is excludable under one or more parts of rule 14a-8. We analyze each of the bases for exclusion that a company asserts, as well as any arguments that the shareholder chooses to set forth, and determine whether we concur in the company's view.

The Division of Investment Management processes rule 14a-8 no-action requests submitted by registered investment companies and business development companies.

Rule 14a-8 no-action requests submitted by registered investment companies and business development companies, as well as shareholder responses to those requests, should be sent to

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

All other rule 14a-8 no-action requests and shareholder responses to those requests should be sent to

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

5. What factors do we consider in determining whether to concur in a company's view regarding exclusion of a proposal from the proxy statement?

The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company. We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions. Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials.

6. Do we base our determinations solely on the subject matter of the proposal?

No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter. The following chart illustrates this point by showing that variations in the language of a proposal, or different bases cited by a company, may result in different responses.

As shown below, the first and second examples deal with virtually identical proposals, but the different company arguments resulted in different responses. In the second and third examples, the companies made similar arguments, but differing language in the proposals resulted in different responses.

Company	**Proposal**	**Bases for exclusion that the company cited**	**Date of our response**	**Our response**
PG&E Corp.	Adopt a policy that independent directors are appointed to the audit, compensation and nomination committees.	Rule 14a-8(b) only	Feb. 21, 2000	We did not concur in PG&E's view that it could exclude the proposal. PG&E did not demonstrate that the shareholder failed to satisfy the rule's minimum ownership requirements. PG&E included the proposal in its proxy materials.
PG&E Corp.	Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nomination committees.	Rule 14a-8(i)(6) only	Jan. 22, 2001	We concurred in PG&E's view that it could exclude the proposal. PG&E demonstrated that it lacked the power or authority to implement the proposal. PG&E did not include the proposal in its proxy materials.
General Motors Corp.	Adopt a bylaw requiring a	Rules 14a-8(i)(6) and 14a-8(i)(10)	Mar. 22, 2001	We did not concur in GM's view

	transition to independent directors for each seat on the audit, compensation and nominating committees as openings occur (emphasis added).			that it could exclude the proposal. GM did not demonstrate that it lacked the power or authority to implement the proposal or that it had substantially implemented the proposal. GM included the proposal in its proxy materials.

7. Do we judge the merits of proposals?

No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

8. Are we required to respond to no-action requests?

No. Although we are not required to respond, we have, as a convenience to both companies and shareholders, engaged in the informal practice of expressing our enforcement position on these submissions through the issuance of no-action responses. We do this to assist both companies and shareholders in complying with the proxy rules.

9. Will we comment on the subject matter of pending litigation?

No. Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.

10. How do we respond to no-action requests?

We indicate either that there appears to be some basis for the company's view that it may exclude the proposal or that we are unable to concur in the company's view that it may exclude the proposal. Because the company submits the no-action request, our response is addressed to the company. However, at the time we respond to a no-action request, we provide all related correspondence to both the company and the shareholder. These materials are available in the Commission's Public Reference Room and on commercially available, external databases.

11. What is the effect of our no-action response?

Our no-action responses only reflect our informal views regarding the application of rule 14a-8. We do not claim to issue "rulings" or "decisions" on proposals that companies indicate they intend to exclude, and our determinations do not and cannot adjudicate the merits of a company's position with respect to a proposal. For example, our decision not to recommend enforcement action does not prohibit a shareholder from pursuing rights that he or she may have against the company in court should management exclude a proposal from the company's proxy materials.

12. What is our role after we issue our no-action response?

Under rule 14a-8, we have a limited role after we issue our no-action response. In addition, due to the large number of no-action requests that we receive between the months of December and February, the no-action process must be efficient. As described in answer B.2, above, rule 14a-8 envisions a structured process under which the company submits the request, the shareholder may reply and we issue our response. When shareholders and companies deviate from this structure or are unable to resolve differences, our time and resources are diverted and the process breaks down. Based on our experience, this most often occurs as a result of friction between companies and shareholders and their inability to compromise. While we are always available to facilitate the fair and efficient application of the rule, the operation of the rule, as well as the no-action process, suffers when our role changes from an issuer of responses to an arbiter of disputes. The following questions and answers are examples of how we view our limited role after issuance of our no-action response.

a. If our no-action response affords the shareholder additional time to provide documentation of ownership or revise the proposal, but the company does not believe that the documentation or revisions comply with our no-action response, should the company submit a new no-action request?

No. For example, our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b). If the shareholder provides the required documentation eight days after receiving our no-action response, the company should not submit a new no-action request in order to exclude the proposal. Similarly, if we indicate in our response that the shareholder must provide factual support for a sentence in the supporting statement, the company and the shareholder should work together to determine whether the revised sentence contains appropriate factual support.

b. If our no-action response affords the shareholder an additional seven days to provide documentation of ownership or revise the proposal, who should keep track of when the seven-day period begins to run?

When our no-action response gives a shareholder time, it is measured from the date the shareholder receives our response. As previously noted in answer B.10, we send our response to both the company and the shareholder. However, the company is responsible for determining when the seven-day period begins to run. In order to avoid controversy, the company should forward a copy of our response to the shareholder by a means that permits the company to prove the date of receipt.

13. Does rule 14a-8 contemplate any other involvement by us after we issue a no-action response?

Yes. If a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his or her view, as well as a copy of the proposal and statement in opposition. Just as a company has the burden of demonstrating that it is entitled to exclude a proposal, a shareholder should, to the extent possible, provide us with specific factual information that demonstrates the inaccuracy of the company's statement in opposition. We encourage shareholders and companies to work out these differences before contacting us.

14. What must a company do if, before we have issued a no-action response, the shareholder withdraws the proposal or the company decides to include the proposal in its proxy materials?

If the company no longer wishes to pursue its no-action request, the company should provide us with a letter as soon as possible withdrawing its no-action request. This allows us to allocate our resources to other pending requests. The company should also provide the shareholder with a copy of the withdrawal letter.

15. If a company wishes to withdraw a no-action request, what information should its withdrawal letter contain?

In order for us to process withdrawals efficiently, the company's letter should contain

- a statement that either the shareholder has withdrawn the proposal or the company has decided to include the proposal in its proxy materials;
- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;
- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;
- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and
- an affirmative statement that the company is withdrawing its no-action request.

C. Questions regarding the eligibility and procedural requirements of the rule

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

> **A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?**
>
> Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The following questions and answers address a number of issues that come up in applying this provision.

a. How do we interpret the phrase "before the date of the company's proxy statement released to shareholders?"

We interpret this phrase as meaning the approximate date on which the proxy statement and form of proxy were first sent or given to shareholders. For example, if a company having a regularly scheduled annual meeting files its definitive proxy statement and form of proxy with the Commission dated April 1, 2001, but first sends or gives the proxy statement to shareholders on April 15, 2001, as disclosed in its proxy statement, we will refer to the April 15, 2001 date as the release date. The company and shareholders should use April 15, 2001 for purposes of calculating the 120-day deadline in rule 14a-8(e)(2).

b. How should a company that is planning to have a regularly scheduled annual meeting calculate the deadline for submitting proposals?

The company should calculate the deadline for submitting proposals as follows:

- start with the release date disclosed in the previous year's proxy statement;

- increase the year by one; and
- count back 120 calendar days.

Examples

If a company is planning to have a regularly scheduled annual meeting in May of 2003 and the company disclosed that the release date for its 2002 proxy statement was April 14, 2002, how should the company calculate the deadline for submitting rule 14a-8 proposals for the company's 2003 annual meeting?

- The release date disclosed in the company's 2002 proxy statement was April 14, 2002.
- Increasing the year by one, the day to begin the calculation is April 14, 2003.
- "Day one" for purposes of the calculation is April 13, 2003.
- "Day 120" is December 15, 2002.
- The 120-day deadline for the 2003 annual meeting is December 15, 2002.
- A rule 14a-8 proposal received after December 15, 2002 would be untimely.

If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?

No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

d. How does a shareholder know if his or her proposal has been received by the deadline?

A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices.

4. Rule 14a-8(h)(1) requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) provides that a company may exclude a shareholder's proposals for two calendar years if the company included one of the shareholder's proposals in its proxy materials for a shareholder meeting, neither the shareholder nor the shareholder's qualified representative appeared and presented the proposal and the shareholder did not demonstrate "good cause" for failing to attend the meeting or present the proposal. The following questions and answers address issues regarding these provisions.

a. Does rule 14a-8 require a shareholder to represent in writing before the meeting that he or she, or a qualified representative, will attend the shareholders' meeting to present the proposal?

No. The Commission stated in Release No. 34-20091 that shareholders are no longer required to provide the company with a written statement of intent to appear and present a shareholder proposal. The Commission eliminated this requirement because it "serve[d] little purpose" and only encumbered shareholders. We, therefore, view it as inappropriate for companies to solicit this type of written statement from shareholders for purposes of rule 14a-8. In particular, we note that shareholders who are unfamiliar with the proxy rules may be misled, even unintentionally, into believing that a written statement of intent is required.

b. What if a shareholder provides an unsolicited, written statement that neither the shareholder nor his or her qualified representative will attend the meeting to present the proposal? May the company exclude the proposal under this circumstance?

Yes. Rule 14a-8(i)(3) allows companies to exclude proposals that are contrary to the proxy rules, including rule 14a-8(h)(1). If a shareholder voluntarily provides a written statement evidencing his or her intent to act contrary to rule 14a-8(h)(1), rule 14a-8(i)(3) may serve as a basis for the company to exclude the proposal.

c. If a company demonstrates that it is entitled to exclude a proposal under rule 14a-8(h)(3), can the company request that we issue a no-action response that covers both calendar years?

Yes. For example, assume that, without "good cause," neither the shareholder nor the shareholder's representative attended the company's 2001 annual meeting to present the shareholder's proposal, and the shareholder then submits a proposal for inclusion in the company's 2002 proxy materials. If the company seeks to exclude the 2002 proposal under rule 14a-8(h)(3), it may concurrently request forward-looking relief for any proposal(s) that the shareholder may submit for inclusion in the company's 2003 proxy materials. If we grant the company's request and the company receives a proposal from the shareholder in connection with the 2003 annual meeting, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal from its proxy materials for that meeting. Although we will retain that notice in our records, we will not issue a no-action response.

5. In addition to rule 14a-8(h)(3), are there any other circumstances

in which we will grant forward-looking relief to a company under rule 14a-8?

Yes. Rule 14a-8(i)(4) allows companies to exclude a proposal if it relates to the redress of a personal claim or grievance against the company or any other person or is designed to result in a benefit to the shareholder, or to further a personal interest, that is not shared by the other shareholders at large. In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance. As in answer C.4.c, above, if we grant this relief, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal(s) from its proxy materials. Although will retain that notice in our records, we will not issue a no-action response.

6. What must a company do in order to exclude a proposal that fails to comply with the eligibility or procedural requirements of the rule?

If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

- within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and

- the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Section G.3 - Eligibility and Procedural Issues, below, contains information that companies may want to consider in drafting these notices. If the shareholder does not timely respond or remedy the defect(s) and the company intends to exclude the proposal, the company still must submit, to us and to the shareholder, a copy of the proposal and its reasons for excluding the proposal.

a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

b. Should companies instruct shareholders to respond to the notice of defect(s) by a specified date rather than indicating that shareholders have 14 calendar days after receiving the notice to respond?

No. Rule 14a-8(f) provides that shareholders must respond within 14 calendar days of receiving notice of the alleged eligibility or procedural defect (s). If the company provides a specific date by which the shareholder must submit his or her response, it is possible that the deadline set by the company will be shorter than the 14-day period required by rule 14a-8(f). For example, events could delay the shareholder's receipt of the notice. As such, if a company sets a specific date for the shareholder to respond and that date does not result in the shareholder having 14 calendar days after receiving the notice to respond, we do not believe that the company may rely on rule 14a-8(f) to exclude the proposal.

c. Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?

The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required. The same would apply, for example, if

- the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal;
- the shareholder indicated that he or she did not own securities entitled to be voted on the proposal at the meeting;
- the shareholder failed to submit a proposal by the company's properly determined deadline; or
- the shareholder, or his or her qualified representative, failed to attend the meeting or present one of the shareholder's proposals that was included in the company's proxy materials during the past two calendar years.

In all of these circumstances, the company must still submit its reasons regarding exclusion of the proposal to us and the shareholder. The shareholder may, but is not required to, submit a reply to us with a copy to the company.

D. Questions regarding the inclusion of shareholder names in proxy statements

1. If the shareholder's proposal will appear in the company's proxy statement, is the company required to disclose the shareholder's name?

No. A company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. May a shareholder request that the company not disclose his or

her name in the proxy statement?

Yes. However, the company has the discretion not to honor the request. In this regard, if the company chooses to include the shareholder proponent's name in the proxy statement, rule 14a-8(l)(1) requires that the company also include that shareholder proponent's address and the number of the company's voting securities that the shareholder proponent holds.

3. If a shareholder includes his or her e-mail address in the proposal or supporting statement, may the company exclude the e-mail address?

Yes. We view an e-mail address as equivalent to the shareholder proponent's name and address and, under rule 14a-8(l)(1), a company may exclude the shareholder's name and address from the proxy statement.

E. Questions regarding revisions to proposals and supporting statements

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action request. Finally, we address the circumstances under which our responses may allow shareholders to make revisions to their proposals and supporting statements.

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Despite the intentions underlying our revisions practice, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance. This is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike. Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?

No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under

- rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
- rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.

3. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?

No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

4. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, should the shareholder provide a copy of the revisions to us?

Yes. All shareholder correspondence relating to the no-action request should be sent to us and the company. However, under rule 14a-8, no-action requests and shareholder responses to those requests are submitted to us. The proposals themselves are not submitted to us. Because proposals are submitted to companies for inclusion in their proxy materials, we will not address revised proposals unless the company chooses to acknowledge the changes.

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	**Type of revision that we may permit**
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.
Rule 14a-8(i)(2)	If implementing the proposal would require the company to breach existing contractual obligations, we may permit

	the shareholder to revise the proposal so that it applies only to the company's future contractual obligations.
Rule 14a-8(i)(3)	If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.
Rule 14a-8(i)(6)	Same as rule 14a-8(i)(2), above.
Rule 14a-8(i)(7)	If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.
Rule 14a-8(i)(8)	If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.
Rule 14a-8(i)(9)	Same as rule 14a-8(i)(8), above.

F. Other questions that arise under rule 14a-8

1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

2. Rule 14a-8(i)(12) provides a basis for a company to exclude a proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials. How does rule 14a-8(i)(12) operate?

Rule 14a-8(i)(12) operates as follows:

a. First, the company should look back three calendar years to see if it previously included a proposal or proposals dealing with substantially the same subject matter. If it has not, rule 14a-8(i)(12) is not available as a basis to exclude a proposal from this year's proxy materials.

b. If it has, the company should then count the number of times that a proposal or proposals dealing with substantially the same subject matter was or were included over the preceding five calendar years.

c. Finally, the company should look at the percentage of the shareholder vote that a proposal dealing with substantially the same subject matter received the last time it was included.

- If the company included a proposal dealing with substantially the same subject matter only once in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(i) if it received less than 3% of the vote the last time that it was voted on.
- If the company included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(ii) if it received less than 6% of the vote the last time that it was voted on.
- If the company included a proposal or proposals dealing with substantially the same subject matter three or more times in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on.

3. Rule 14a-8(i)(12) refers to calendar years. How do we interpret calendar years for this purpose?

Because a calendar year runs from January 1 through December 31, we do not look at the specific dates of company meetings. Instead, we look at the calendar year in which a meeting was held. For example, a company scheduled a meeting for April 25, 2002. In looking back three calendar years to determine if it previously had included a proposal or proposals dealing with substantially the same subject matter, any meeting held in calendar years 1999, 2000 or 2001 - which would include any meetings held between January 1, 1999 and December 31, 2001 - would be relevant under rule 14a-8(i)(12).

Examples

A company receives a proposal for inclusion in its 2002 proxy materials dealing with substantially the same subject matter as proposals that were voted on at the following shareholder meetings:

Calendar Year	1997	1998	1999	2000	2001	2002	2003
Voted on?	Yes	No	No	Yes	No	-	-
Percentage	4%	N/A	N/A	4%	N/A	-	-

May the company exclude the proposal from its 2002 proxy materials in reliance on rule 14a-8(i)(12)?

Yes. The company would be entitled to exclude the proposal under rule 14a-8(i)(12)(ii). First, calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is within the prescribed three calendar years. Second, the company included proposals dealing with substantially the same subject matter twice within the preceding five calendar years, specifically, in 1997 and 2000. Finally, the proposal received less than 6% of the vote on its last submission to shareholders in 2000. Therefore, rule 14a-8(i)(12)(ii), which permits exclusion when a company has included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years and that proposal received less than 6% of the shareholder vote the last time it was voted on, would serve as a basis for excluding the proposal.

If the company excluded the proposal from its 2002 proxy materials and then received an identical proposal for inclusion in its 2003 proxy materials, may the company exclude the proposal from its 2003 proxy materials in reliance on rule 14a-8(i)(12)?

No. Calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is still within the prescribed three calendar years. However, 2000 was the only time within the preceding five calendar years that the company included a proposal dealing with substantially the same subject matter, and it received more than 3% of the vote at the 2000 meeting. Therefore, the company would not be entitled to exclude the proposal under rule 14a-8(i)(12)(i).

4. How do we count votes under rule 14a-8(i)(12)?

Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

Example

A proposal received the following votes at the company's last annual meeting:

- **5,000 votes for the proposal;**
- **3,000 votes against the proposal;**
- **1,000 broker non-votes; and**
- **1,000 abstentions.**

How is the shareholder vote of this proposal calculated for purposes of rule 14a-8(i)(12)?

This percentage is calculated as follows:

$$\frac{\text{Votes for the Proposal}}{(\text{Votes Against the Proposal} + \text{Votes for the Proposal})} = \text{Voting Percentage}$$

Applying this formula to the facts above, the proposal received 62.5% of the vote.

$$\frac{5{,}000}{3{,}000 + 5{,}000} = .625$$

G. How can companies and shareholders facilitate our processing of no-action requests or take steps to avoid the submission of no-action requests?

Eligibility and procedural issues

1. Before submitting a proposal to a company, a shareholder should look in the company's most recent proxy statement to find the deadline for submitting rule 14a-8 proposals. To avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices.

2. A shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b).

3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural defects:

- provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;
- although not required, consider including a copy of rule 14a-8 with the notice of defect(s);
- explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s); and
- send the notification by a means that allows the company to determine when the shareholder received the letter.

4. Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice.

5. Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response.

6. Companies that will be submitting multiple no-action requests should submit their requests individually or in small groups rather than waiting and sending them all at once. We receive the heaviest volume of no-action requests between December and February of each year. Therefore, we are not able to process no-action requests as quickly during this period. Our experience shows that we often receive 70 to 80 no-action requests a week during our peak period and, at most, we can respond to 30 to 40 requests in any given week. Therefore, companies that wait until December through February to submit all of their requests will have to wait longer for a response.

7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation demonstrating when the shareholder received the notice and any shareholder response to the notice.

8. If a shareholder intends to reply to the company's no-action request, he or she should try to send the reply as soon as possible after the company submits its no-action request.

9. Both companies and shareholders should promptly forward to each other copies of all correspondence that is provided to us in connection with no-action requests.

10. Due to the significant volume of no-action requests and phone calls we receive during the proxy season, companies should limit their calls to us regarding the status of their no-action request.

11. Shareholders who write to us to object to a company's statement in opposition to the shareholder's proposal also should provide us with copies of the proposal as it will be printed in the company's proxy statement and the company's proposed statement in opposition.

Substantive issues

1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1).

2. When drafting a proposal, shareholders should consider what actions are within a company's power or authority. Proposals often request or require action by the company that would violate law or would not be within the power or authority of the company to implement.

3. When drafting a proposal, shareholders should consider whether the proposal would require the company to breach existing contracts. In our experience, we have found that proposals that would result in the company breaching existing contractual obligations face a much greater likelihood of being excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both. This is because implementing the proposals may require the company to violate law or may not be within the power or authority of the company to implement.

4. In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate.

5. Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue. Shareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position.

H. Conclusion

Whether or not you are familiar with rule 14a-8, we hope that this bulletin helps you gain a better understanding of the rule, the no-action request process and our views on some issues and questions that commonly arise during our review of no-action requests. While not exhaustive, we believe that the bulletin contains information that will assist both companies and shareholders in ensuring that the rule operates more effectively. Please contact us with any questions that you may have regarding information contained in the bulletin.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/~/media/Files/Downloads/client-

center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and

- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)…."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

TD Ameritrade

12/25/2016

James Mcritchie
FISMA & OMB MEMORANDUM M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB MEMORANDUM M-07-16***

Dear James Mcritchie,

Thank you for allowing me to assist you today. Pursuant to your request, this is to confirm that as of the date of this letter, James McRitchie held, and has held continuously for at least thirteen months, 40 shares of Twitter, Inc (TWTR) common stock in his account ending in ***FISMA & OMB MEMORANDUM M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,



Kiel Ruiz
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

Consors bank ! by BNP PARIBAS

Herrn
Steffen Sauerteig

FISMA & OMB MEMORANDUM M-07-16

Depot	Unser BIC	Tel.-Durchwahl	Datum
FISMA & OMB MEMORANDUM M-07-16	CSDBDE71XXX	+49 911 369-6010	22.12.2016

bank certification

Dear Mr. Sauerteig,

we hereby confirm that as of the date of this letter, Steffen Sauerteig held, and has held continuously for at least thirteen months, 74 shares of Twitter, Onc. TWTR common stock in his deposit of securities no ***FISMA & OMB MEMORANDUM M-07-16*** at Consorsbank. The DTC clearinghouse number at Consorsbank is 2787.

The processing fee of 9,95€ will be charged from account no. ***FISMA & OMB MEMORANDUM M-07-16***

Do you have further questions? Please do not hesitate to contact us. You can reach your service Team Trader daily from 8am to 10pm under 0800 2525440 and 091 369 6010. You can also contact us under traderteam@consorsbank.de When contacting us via phone, please have your online access details ready for verification purposes.

We hope you are successful with your trading activities.

Sincerely,

Private Client Service

Micha Armin Schmidt
deputy Teamleader Trader

Patrik Brozik
Client Service Trader